Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

March 26, 2009

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On March 26, 2009, China Life Insurance Company issued an announcement in Chinese, an English translation of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement, dated March 25, 2009

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
March 26, 2009		(Signature)
	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

IMPORTANT

The Company and all members of its Board of Supervisors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Announcement on Resolutions of the Fourteenth Meeting of the

Second Session of the Board of Supervisors

The fourteenth meeting (the “Meeting”) of the second session of the Board of Supervisors of the Company (the “Supervisory Board”) was held on March 25, 2009 at the conference room located at 29/F of the headquarter of the Company. The supervisors were notified of the Meeting by way of a written notice dated March 13, 2009. All 5 of the Company’s supervisors attended the Meeting. The time, venue and the manner in which the Meeting was convened are in accordance with the Company Law of the People’s Republic of China (the “PRC”) and the provisions under relevant laws, administrative regulations, departmental rules, the Company’s Articles of Association (the “AOA”) and Rules of Procedure for the Supervisory Board.

The Meeting was presided over by Chairperson Ms. Xia Zhihua. The supervisors who were present passed the following resolutions unanimously after sufficient review and discussion:

1. Passed the Proposal on the Annual Financial Reports for the year ended December 31, 2008 (the “2008 Annual Financial Reports”)

After review and discussion, the Meeting passed the 2008 Annual Financial Reports, which includes the 2008 Annual Financial Reports prepared in accordance with PRC Accounting Standards and Hong Kong Financial Reporting Standards, respectively, the 2008 Financial Report prepared in accordance with U.S. GAAP, which is to be included in the Form 20-F of 2008, 2008 Financial Report on Participating Insurance Product, and 2008 Financial Report on Solvency.

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

2. Passed the H Share Annual Report and A Share Annual Report for the year ended December 31, 2008

The Supervisory Board considered that:

a. The preparation and review procedures of the A Share Report and the H Share Report of the Company for the year of 2008 are in conformity with provisions under relevant laws, regulations, AOA and internal management regulations of the Company.

b. The content and form of the A Share Report and the H Share Report of the Company for the year of 2008 are in conformity with provisions under relevant laws, regulations and the listing rules of the places where the Company is listed. The information contained therein will truly reflect, in every respect, the operation and financial conditions of the Company in 2008.

c. Before the Supervisory Board put forward the aforesaid comments, no activity violating the confidentiality provisions by the staff involved in the preparation and review of the A Share Report and the H Share Report of the Company for the year of 2008 was detected.

Voting result: 5 for, 0 against, with no abstention

3. Passed the Supervisory Board’s H Share Report for the Year of 2008 and the Supervisory Board’s A Share Report for the Year of 2008 and proposed to submit the reports to the Shareholders’ Meeting

Voting result: 5 for, 0 against, with no abstention

4. Passed the Proposal on the Profit Allocation for the Year of 2008

Voting result: 5 for, 0 against, with no abstention

5. Passed the Proposal on the Self-assessment Report on Internal Control by the Board of Directors

Voting result: 5 for, 0 against, with no abstention

6. Passed the Self-assessment Report on Internal Control in 2008

Voting result: 5 for, 0 against, with no abstention

7. Passed the Report on Related Party Transactions of the Year of 2008 and the Implementation of Rules on the Management of the Related Party Transactions of the Company in 2008

Voting result: 5 for, 0 against, with no abstention

8. Passed the Proposal on the Audit Report on Related Party Transactions for the Year of 2008

Voting result: 5 for, 0 against, with no abstention

9. Passed the Report on the Performance of Supervisors in 2008

Voting result: 5 for, 0 against, with no abstention

Commission File Number 001-31914

10. Passed the Key Points of the Supervisory Board’s Work in 2009

After review and discussion, the Meeting passed this proposal and decided that, upon the wind-up of the Meeting, the working organization of the Supervisory Board shall revise and consummate such key points according to the discussion at the Meeting, so as to form a Working Plan of the Supervisory Board for the Year of 2009 for review and discussion at the Supervisory Board’s next meeting.

Voting result: 5 for, 0 against, with no abstention

11. Passed the Proposal on the Amendment to the Rules of Procedures for the Supervisory Board

After review and discussion, the Meeting passed the proposal on the Amendment to the Rules of Procedures for the Supervisory Board and agreed to submit such amendment to the Shareholders’ Meeting for approval and authorization to the Chairman or the Chairman’s authorized representative to, during the period when the Company is applying for approval for such amendment, make revisions he deems necessary and proper to such amendment as required by relevant regulatory bodies and stock exchanges at the places where the Company is listed.

Please visit the website of Shanghai Stock Exchange (http://www.sse.com.cn) for contents of the Amendment to the Rules of Procedures for the Board of Supervisors of the Company.

Voting result: 5 for, 0 against, with no abstention

12. Passed the Proposal on the Nomination of Supervisors for the Third Session of the Supervisory Board

After the review and discussion of nominations of supervisors representing shareholders and external supervisors, the Meeting agreed to nominate Xia Zhihua and Shi Xiangming as candidates for supervisors representing shareholders, to nominate Tian Hui as a candidate for external supervisor and agreed to submit such nominations to the 2009 Annual Shareholders’ Meeting for selection of supervisors. Resumés of such candidates will be provided along with the notice of the 2009 Annual Shareholders’ Meeting.

Voting result: 5 for, 0 against, with no abstention

13. Passed the Proposal on Convening the Fifteenth Meeting of the Second Session of the Supervisory Board

Voting result: 5 for, 0 against, with no abstention

Board of Supervisors of China Life Insurance Company Limited

March 25, 2009